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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE TO/A
                TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934.

                                 EXEGENICS INC.
                       (Name of Subject Company (Issuer))

              FOUNDATION GROWTH INVESTMENTS LLC (Parent of Offeror)
                          EI ACQUISITION INC. (Offeror)
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
         SERIES A CONVERTIBLE PREFERRED STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                              301610 (Common Stock)
                   (CUSIP not applicable for Preferred Stock)
                      (CUSIP Number of Class of Securities)

                                  TERRY ROBBINS
                        FOUNDATION GROWTH INVESTMENTS LLC
                               EI ACQUISITION INC.
                           225 WEST WASHINGTON STREET
                                   SUITE 2320
                             CHICAGO, ILLINOIS 60606
                                 (312) 551-9900
  (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                 WITH A COPY TO:
                              TIMOTHY R. M. BRYANT
                             MCDERMOTT, WILL & EMERY
                             227 WEST MONROE STREET
                             CHICAGO, ILLINOIS 60606
                                 (312) 372-2000

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                   CALCULATION OF FILING FEE: Previously Paid

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/x/ CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE
0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:             $1,327.
Form or Registration No.:           SC TO-T.
Filing Party:                       Foundation Growth Investments LLC and
                                    EI Acquisition Inc.
Date Filed:                         May 29, 2003.

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/  third-party tender offer subject to Rule 14d-1.
/ /  issuer tender offer subject to Rule 13e-4.
/ /  going-private transaction subject to Rule 13e-3.
/ /  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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

                                  INTRODUCTION

         This Amendment No. 2 to Schedule TO relates to the offer by Foundation Growth Investments LLC, a Delaware limited liability company, and EI Acquisition Inc., a Delaware corporation (collectively, the "Purchaser"), to purchase at a price of $0.40 per share, net to the seller in cash, without interest thereon, all outstanding shares of common stock, par value $0.01 per share, and all outstanding shares of Series A Convertible Preferred Stock, par value $0.01 per share, of eXegenics Inc., a Delaware corporation ("eXegenics"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 29, 2003, as amended on June 13, 2003, and as amended herein (the "Offer to Purchase"), and in the related Letter of Transmittal, as amended herein (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer is described in a Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), initially filed by Purchaser with the SEC on May 29, 2003, as amended on June 13, 2003 and as herein amended. Copies of the Offer to Purchase and the Letter of Transmittal have been filed as Exhibits 12(a)(1) and 12(a)(2), respectively, of the Purchaser's Schedule TO and are incorporated herein by reference.

         All information in (i) the Offer to Purchase, including all schedules thereto, (ii) the Letter of Transmittal, and (iii) the Amendment No. 1 to Purchaser's Schedule TO filed on June 13, 2003, are incorporated by reference in answer to all of this items in this Schedule TO. Additional items with respect to this Schedule TO are set forth below. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

ITEMS 1 THROUGH 13

Items 1 through 13 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

Item 1.  Summary Term Sheet.

The Summary Term Sheet is hereby amended by adding a separate question heading concerning the lawsuit filed May 15, 2003 as set forth below:

                  "Q.      WHAT LAWSUIT WAS  FILED ON MAY 15,  2003 AGAINST  THE
                  COMPANY'S OFFICERS AND DIRECTORS?

                  A. A complaint captioned The M&B Weiss Family Limited Partnership of 1996 v. Joseph M. Davie, Robert J. Easton, Ronald J. Goode and Walter M. Lovenberg and eXegenics Inc. (Civil Action No. 20302-NC) was filed on May 15, 2003, in the Court of Chancery of the State of Delaware in and for New Castle County. The foregoing action purports to be brought on behalf of all stockholders of eXegenics. The action alleges that the individual defendants have grossly mismanaged eXegenics and that such actions constitute a breach of their fiduciary duties to eXegenics. The complaint seeks as relief for the court to order the individual defendants to carry out their fiduciary duties to eXegenics and all of its stockholders, to make full, prompt corrective disclosure of any and all material information not yet disclosed and/or misrepresented to eXegenics' stockholders prior to the 2003 annual meeting, to enjoin the 2003 annual meeting, and to order the individual defendants to account to eXegenics and its stockholders for all damages suffered and to be suffered by them as a result of the actions alleged in the complaint."

Item 4.  Terms of the Transaction.

The penultimate sentence of the first paragraph of Section 2, "The Offer--Acceptance for Payment and Payment for Shares", is hereby amended to read as follows:

                  "All conditions of the Offer, other than for or relating to statutory or regulatory approvals, must be satisfied or waived on or prior to the Expiration Date.

                  Subject to applicable rules of the SEC, EI Acquisition expressly reserves the right to delay acceptance for payment for Shares in order to comply, in whole or in part, with any regulatory or statutory approval. See Section 11, "The Offer--Certain Conditions of the Offer."

The Offer to Purchase and the Letter of Transmittal are hereby amended so that all references to "backup withholding" and "U.S. federal income tax withholding" are revised to refer to a rate of 28% rather than a rate of 30%.

Section 5, "The Offer -- Certain U.S. Federal Income Tax Consequences of the Offer" is hereby amended by amending and restating the heading of this section to read as follows:

                  "Material U.S. Federal Income Tax Consequences of the Offer."

Section 11, "The Offer--Certain Conditions to the Offer" is hereby amended by amending and restating the heading to this section to read as follows:

                  "Material Conditions to the Offer."

Section 11, "The Offer -- Certain Conditions of the Offer" is hereby amended by amending and restating the introductory paragraph to read as follows:

                  "Notwithstanding any other term of the Offer, EI Acquisition shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Company's obligation to pay for or return tendered shares after the termination or withdrawal of the Offer) to pay for any shares of eXegenics common stock and preferred stock tendered pursuant to the Offer not theretofore accepted for payment or paid for, and may terminate or amend the Offer if at any time on or after the date hereof and (except for or relating to regulatory or statutory approvals) on or prior to the Expiration Date, any of the following conditions shall occur:"

Section 11, "The Offer--Certain Conditions of the Offer" is hereby amended by amending and restating the last paragraph to read as follows:

                  "The foregoing conditions are for the sole benefit of EI Acquisition and its affiliates and may be asserted by EI
                  Acquisition, in its sole discretion, regardless of the circumstances giving rise to any such conditions, or maybe be waived by EI Acquisition, in whole or in part, at any time and from time to time prior to the Expiration Date, in the sole discretion of EI Acquisition. The failure by EI Acquisition at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, the waiver of such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances, and each right will be deemed an ongoing right which may be asserted at any time and (except for or relating to regulatory or statutory approvals) from time to time prior to the Expiration Date."

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

The following is hereby added to the end of "Section 8: Certain Information Concerning EI Acquisition Inc. and Foundation Growth
Investments LLC" of the Offer to Purchase:

                  "On June 16, 2003, Purchaser issued a press release announcing its intent to solicit consents from stockholders of eXegenics in order to remove all directors from the eXegenics board and to appoint a new slate of directors who are committed to repealing all amendments to the eXegenics bylaws since the last version identified in
                  eXegenics' federal securities filings, redeeming all rights under and terminating the eXegenics poison pill adopted last week by the eXegenics board, and approving the merger with Foundation Growth Investments' wholly-owned subsidiary, EI Acquisition Inc., following the successful completion of the tender offer.. The full text of the press release is filed as Exhibit (a)(9) hereto."

Item 12. Exhibits.

Item 12 is hereby amended and supplemented to add the following exhibit:

    (a) (9) Press Release issued by Purchaser, dated June 16, 2003.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       EI ACQUISITION INC.

                                       By: /s/ Terry Robbins
                                           -----------------------------------
                                       Name:  Terry Robbins
                                       Title:  Treasurer


                                       FOUNDATION GROWTH INVESTMENTS LLC

                                            By: Foundation Growth Management LLC
                                            Its:  Manager

                                                     By: /s/ Terry Robbins
                                                        ------------------------
                                                     Name:  Terry Robbins
                                                     Title:  Manager


Dated:  June 16, 2003

ITEM 12:  EXHIBITS

EXHIBIT
NUMBER            TITLE
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(a)(9)            Press Release dated June 16, 2003.